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                               ASTA FUNDING, INC.

                               1996 ANNUAL REPORT

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                               TO OUR STOCKHOLDERS

   I am pleased to report a successful year of operations for Asta Funding, Inc. ("ASTA"). During the fiscal year ended September 30, 1996, the company made substantial progress towards establishing ASTA's presence in the sub-prime automobile financing industry. Some of ASTA' more significant accomplishments in fiscal 1996 include the following items:

   |B2 The completion of our initial public offering of 1,380,000 shares of Common Stock at an initial offering price of $5.00 per share, and the inclusion of the Common Stock on The NASDAQ Small Cap Market under the symbol "ASFI".

   |B2 The purchase of $28 million in sub-prime automobile financing contracts from our network of automobile dealers.

   |B2 The successful closing of a $200 million securitization agreement with Greenwich Capital Markets, Inc.

   |B2 The completion of the sale of $23 million in sub-prime automobile financing contracts in the form of asset backed securities.

   |B2 The acquisition of licenses in six additional mid-Atlantic and northeastern states and the increase of our network of dealers to include over 450 dealers.

   The sub-prime sector of the automobile financing industry continues to be one of the most dynamic industries in the financing market today. During the past year there has been a constant influx of new competitors into the financing market with strong capitalization and aggressive finance programs, yet the sub-prime automobile finance sector remains highly fragmented. Despite the new competition and the fragmentation, ASTA has been able to offer a competitive product in a controlled manner without sacrificing credit quality. The key to success in this industry will be strict adherence to underwriting guidelines and collection policies. This philosophy was successful for ASTA in 1996 and we expect it to serve us well in the coming years.

   Fiscal 1996 was a good year for ASTA, notwithstanding the reported earnings loss of $858,000 or $.25 per share. ASTA's results for the year were sufficient enough to trigger the release of 500,000 shares of Common Stock from an escrow account formed at the time of our initial public offering in November 1995. The shares were released as a result of ASTA's fiscal 1996 pre-tax earnings exceeding $3 million. The release of the Common Stock from the escrow account was deemed compensatory, and resulted in a non-cash charge of $2.9 million, which reduced ASTA's reported earnings for 1996. Without this special charge, ASTA would have reported earnings of $2.08 million or $.63 per share.

   Our success in 1996 would not have been possible without the hard work and determination of our employees, and the ongoing support of our stockholders. We would like to express our appreciation for their continued assistance. We are excited about the future for ASTA and look forward to the challenges and potential opportunities that await us. We will continue to strive to make ASTA a leader in the sub-prime automobile financing industry and to provide ongoing increases in stockholder value.

                                      Sincerely,


                                      /s/ Gary Stern
                                      -----------------------------------------
                                      Gary Stern
                                      President and Chief Executive Officer
                                      January 17, 1997

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                          [FORM 10-KSB FILED WITH THE
            SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30 1996]





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                        DIRECTORS AND EXECUTIVE OFFICERS

         The following is a list of the directors and executive officers of Asta Funding, Inc. (the "Company"):

         Arthur Stern has been a Director and has served as Chairman of the Board of Directors of the Company since the Company's inception in July 1994. Since 1963, Mr. Stern has been Chairman of the Board of Asta Group, Incorporated ("Group"), a consumer finance company, which is a majority stockholder of the Company. Mr. Stern served as President of Group from 1963 to March 1996.

         Gary Stern has been a Director and the President of the Company since the Company's inception in July 1994. Mr. Stern has been Vice President, Secretary, Treasurer and a director of Group since 1980 and held other positions with Group prior thereto.

         Mitchell Herman has been a Director of the Company since September 1995. He has been the Chief Financial Officer of the Company since the Company's inception in July 1994 and the Chief Financial Officer of Group since May 1994. Mr. Herman is a certified public accountant.

         Mark Levy has been an Executive Vice President and Chief Operating Officer of the Company since September 1994.

         Martin D. Fife has been a Director of the Company since September 1995. Since November 1992, he has been Chairman of the Board of Directors and Chief Executive Officer of Skysat Communications Network Corporation, a public company engaged in research and development relating to, and production of, unmanned aircraft systems for applications in the telecommunications industry. Since 1988, Mr. Fife has been a director of Projectavision, Inc., a public company engaged in the development of solid state projection television and related video display technology. Since November 1996, he has been Chairman of the Board of Directors of Magar Inc., a company specializing in the marketing of financial products and the development of early-stage companies.

         Herman Badillo has been a Director of the Company since September 1995. He has been a member of Fischbein Badillo Wagner & Harding, a law firm located in New York City, for more than five years. Since April 1994, he has been Special Counsel to the Mayor of New York City for Fiscal Oversight of Education and since July 1994, he has been a member of the Mayor's Advisory Committee on the Judiciary.

         General Buster Glosson (Ret.) has been a Director of the Company since September 1995. He has been President of Eagle Limited, a venture capital and consulting firm, since September 1994. He served as an officer in the United States Air Force from 1965 until he retired in September 1994.

         Edward Celano has been a Director of the Company since September 1995. Mr. Celano has been an Executive Vice President of Atlantic Bank since May 1, 1996.

         Alan Cohen has been a Director of the Company since December 1996. Mr. Cohen has been the Chairman of the Board of Directors and the owner of Alco Capital, Group, Inc., a diversified financial service and investment company specializing in corporate restructuring and reorganizations since 1975.